RMS



SI

17018406

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SEC Mail Processing Section

NOV 29 2017

Washington DC 406

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| ~~8-046630~~ 8-46630 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/2016 (MM/DD/YY) AND ENDING 09/30/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Entoro Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

710 N. Post Oak Rd., Suite 150

(No. and Street)

Houston, (City) Texas (State) 77024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James C. Row 713-823-2900 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP

(Name – *if individual, state last, first, middle name*)

8750 N. Central Expressway, Ste 300, Dallas, Texas 75231

(Address) (City) (State) (Zip Code)

RECEIVED 2017 NOV 29 PM 4:35 SEC / TM

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, James C. Row, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Entoro Securities, LLC, as of November 28, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SARA E. CLARK
Notary Public, State of Texas
Comm. Expires 10-25-2021
Notary ID 126228205


Signature

James C. Row, Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

2017

# Entoro Securities, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

SEPTEMBER 30, 2017

*Entoro Securities, LLC*

## INDEX

 MOSSADAMS

# Report of Independent Registered Public Accounting Firm

To the Member
Entoro Securities, LLC

We have audited the accompanying statement of financial condition of Entoro Securities, LLC (the Company) as of September 30, 2017, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Entoro Securities, LLC as of September 30, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
November 28, 2017

*Entoro Securities, LLC*

**STATEMENT OF FINANCIAL CONDITION**

**SEPTEMBER 30, 2017**

## ASSETS

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 21,250 |
| Receivable from affiliates | | 33,500 |
| Prepaid expense | | 1,703 |
| **TOTAL ASSETS** | $ | 56,453 |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| **LIABILITIES** | | |
| Accounts Payable | $ | 4,509 |
| Payable to Parent | | 1,025 |
| Payable to Officer | | 875 |
| **TOTAL LIABILITIES** | | 6,409 |
| **MEMBER'S EQUITY** | | 50,044 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ | 56,453 |

*See accompanying notes to these financial statements.*

*Entoro Securities, LLC*

**STATEMENT OF OPERATIONS**

**FOR THE YEAR ENDED SEPTEMBER 30, 2017**

| | | |
|---|---|---|
| **Revenues:** | | |
| Auction Commissions | $ | 362,496 |
| Retention Fees | | 57,700 |
| Reimbursement Income | | 200,000 |
| Other | | 6,061 |
| **Total Revenues** | | 626,257 |
| **Cost of Services** | | 9,714 |
| **Gross Profit** | | 616,543 |
| **OPERATING EXPENSES:** | | |
| Management service fee | | 57,501 |
| Administrative fee | | 134,428 |
| Regulatory fees | | 25,120 |
| Occupancy fees | | 2,146 |
| General and administrative | | 57,075 |
| **Total Operating Expenses** | | 276,270 |
| **NET INCOME** | $ | 340,273 |

*See accompanying notes to these financial statements.*

*Entoro Securities, LLC*

**STATEMENT OF CHANGES IN MEMBER'S EQUITY**

**FOR THE YEAR ENDED SEPTEMBER 30, 2017**

| | | Total Member's Equity |
|---|---|---|
| **BALANCES**, October 1, 2016 | $ | 21,471 |
| Cash Distribution | | (358,334) |
| Cash Contributions | | 46,634 |
| Net Income | | 340,273 |
| **BALANCES**, September 30, 2017 | $ | 50,044 |

*See accompanying notes to these financial statements.*

*Entoro Securities, LLC*

**STATEMENT OF CASH FLOWS**

**FOR THE YEAR ENDED SEPTEMBER 30, 2017**

| | |
|---|---|
| **OPERATING ACTIVITIES:** | |
| Net income | $ 340,273 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Increase in Accounts Payable | 4,509 |
| Increase in Payable to Parent | 1,025 |
| Increase in Payable to Officer | 875 |
| Decrease in Payable to Affiliates | (33,500) |
| Decrease in Prepaid Expenses | 4,248 |
| **NET CASH FLOW FROM OPERATING ACTIVITIES** | 317,430 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | |
| Net cash provided (used) by investing activities | 0 |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Contributions | 46,634 |
| Distribution | (358,334) |
| **NET CASH FLOW FROM FINANCING ACTIVITIES** | (311,700) |
| **NET INCREASE IN CASH** | 5,730 |
| **CASH AND CASH EQUIVALENTS**, beginning of year | 15,520 |
| **CASH AND CASH EQUIVALENTS**, end of year | $21,250 |
| **SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION** | |
| Interest | 0 |
| Income Taxes | 0 |

*See accompanying notes to these financial statements.*

*Entoro Securities, LLC*

## NOTES TO FINANCIAL STATEMENTS

1. **BUSINESS:**

The Entoro Securities, LLC (the "Company") was incorporated in the state of Delaware on January 1, 2005. The Company is a registered direct participation program broker-dealer under the Securities Exchange Act of 1934 (the "Securities Act"). The Company provides transaction services through a combination of open-outcry bidding and the Company's proprietary internet bidding platform to facilitate a competitive marketplace for oil and gas properties. Property marketplace services are delivered through a property auction, where sellers pay the Company a percentage of the sale value. The Company is a wholly owned subsidiary of Entoro Capital, LLC.

On March 14, 2016, OFSCap Acquisition, LLC purchased 99% of Clearinghouse Holdings, LLC which owns 100% of Marketplace Holdings, LLC and its subsidiaries. OFSCap Acquisition, LLC was formed on December 4, 2015 by James C. Row and Humberto D. Sirvent.

The Company originally entered into a Management Services Agreement (MSA) with The Oil and Gas Clearinghouse, LLC (OGAC) in October 2009. Under the terms of the MSA, OGAC pays the Company a monthly retention fee in exchange for use of the broker-dealer license in its auction and negotiated transactions operations. The Company changed this in January 2017 by using an Expense Sharing Agreement with Entoro Capital, LLC whereby rent, overhead and salaries attributable to Entoro Securities are allocated proportionally. Entoro Capital, LLC was rebranded from the holding company entity of The Oil & Gas Asset Clearinghouse (OGAC).

During the year, OFSCap Acquisition, LLC was transferred to another company while James C. Row and Humberto D. Sirvent retained ownership in Marketplace Holdings, LLC. This company was renamed and rebranded under the Entoro Group to be Entoro Capital, LLC with its wholly owned subsidiary, Entoro Securities, LLC.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**

*Use of Estimates* – In preparing the financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

*Cash and Cash Equivalents* – The Company considers all highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents.

*Revenue Recognition and expenses* – The Company generates revenue by providing dealer/manager services to affiliates. The Company receives a set monthly retention fee as specified in the MSA with OGAC. Revenue is recognized as earned. All auction related revenues/expenses are initially incurred by OGAC and billed to the Company under the MSA agreement. As a result, the Company does not pay or retain any cash from revenues recorded or expenses incurred. The Company records a net payable/receivable to OGAC for the difference between revenues generated from the Company's auctions and expenses incurred on behalf of the Company by OGAC. In accordance with the MSA, OGAC allocates to the Company general and administrative costs based upon the proportion of the Company's auction revenues to OGAC's total revenues in the previous year. The proportion of the Company's revenue percentage is then multiplied by OGAC's total general & administrative costs in the current year and allocated to the Company.

Investment banking fees from securities related transactions are recognized when transactions close or at settlement date and receivables are recorded at this time. Retainer fees are recorded and recognized as revenue in accordance with the terms contained in the written engagement agreements. In 2017, the Company began underwriting securities transactions on a best-efforts basis. Under these agreements, the Company will make the best effort to place the desired amount of the offering; however they are not required to fund the amount of the offering that is not placed.

*Income Taxes* – As a limited liability company, the Company is not a taxable entity under the provisions of the Internal Revenue Code and, accordingly, the accompanying financial statements do not reflect a provision for the Company for federal income taxes. The tax effect of the Company's transactions related to this entity is the responsibility of its sole member. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statement. The Company is no longer subject to federal and state income tax examinations by tax authorities for years before 2012.

The Company is subject to the Texas state margin tax and incurred $0 of margin taxes in fiscal year 2017.

*Credit Risk* – Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company places its cash with financial institutions that management believes are creditworthy.

3. **NET CAPITAL**:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Act, the Company is required to maintain a minimum net capital of $5,000. The provisions also require that the ratio of aggregate indebtedness to net capital, both as defined by the Securities Act, shall not exceed 15:1. As of September 30, 2017, the excess net capital was $9,841, and the Company was in compliance with the minimum net capital requirements and the related net capital ratio.

4. **RELATED PARTY TRANSACTION**:

The receivable from affiliate of $ 33,500 at September 30, 2017 results from the net transactions pursuant to the MSA with OGAC. The Company has payables to affiliated parties in the amount of $1,900 at September 30, 2017.

Additionally, total rent allocated from an affiliate for the year ended September 30, 2017 was $5,034. The Company recognized $362,496 in auction commissions and $57,700 of retention fee revenue from OGAC. This amount relates to revenue for the company holding its broker dealer license. The Company was reimbursed $200,000 in expenses and recorded $134,428 in administrative fees associated with an expense sharing agreement with Entoro Capital, LLC.

# SUPPLEMENTARY INFORMATION

*Entoro Securities, LLC*

## SCHEDULE 1 – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

### AS OF SEPTEMBER 30, 2017

| | | |
|---|---|---|
| **STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL** | $ | 50,044 |
| **LESS NON-ALLOWABLE ASSETS:** | | |
| Prepaid expenses | | (1,703) |
| Receivable from affiliates | | (33,500) |
| Net capital | | 14,841 |
| **NET CAPITAL REQUIREMENT:** | | |
| The greater of $5,000, or aggregate indebtedness not to exceed 1,500% of net capital | | 5,000 |
| **EXCESS NET CAPITAL** | $ | 9,841 |

The computation of net capital included in the Company's Form X-17A-5 (FOCUS Report, Part II) as of September 30, 2017 agrees with the above computation.


MOSSADAMS

# Report of Independent Registered Public Accounting Firm

To the Member
Entoro Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Entoro Securities, LLC (the Company) identified provision 17 C.F.R. §15c3-3(k)(2)(i) (the exemption provision) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
November 28, 2017

**Entoro Securities Exemption Report**

Entoro Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.



Entoro Securities, LLC

I, James Row, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: 

Title: CEO

October 9, 2017

 MOSSADAMS

# Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member
Entoro Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7B) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2017, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7B). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7B with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended September 30, 2017 with the amounts reported in Form SIPC-7B for the year ended September 30, 2017, noting total revenue on the SIPC-7B exceeded the amounts reported on the audited Form X-17A-5 by $1,573;

3. Compared any adjustments reported in Form SIPC-7B with supporting schedules and working papers prepared by the Company noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7B and in the related schedules and working papers, noting no differences; and,

5. We were unable to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7B on which it was originally computed as there was no such overpayment amount stated on Form SIPC-7B and management represented to us that no such overpayment exists.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
November 28, 2017

# AMENDMENT

**SIPC-7B**
(34-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

**General Assessment Reconciliation**

**SIPC-7B**
(34-REV 6/17)

For the fiscal year ended 09/30/17
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

**WORKING COPY**

2. A. General Assessment (item 2f from page 2) $ 1,050.37

   B. Less payment made with SIPC-6 filed and SIPC-7 if applicable (**exclude interest**) ( 1,041.29 )
   7/14/17 $649.30 + 9/20/17 $462.70 - $70.71
   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment)

   E. Interest computed on late payment (see instruction E) for______days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 9.08

   G. **PAYMENT: √ the box**
   **Check mailed to P.O. Box** ☐ **Funds Wired** ☐
   **Total (must be same as F above)** $

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Entoro Securities, LLC
(Name of Corporation, Partnership or other organization)

James C. Row
(Authorized Signature)

Managing Partner
(Title)

Dated the 20 day of October , 20 17 .

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

**AMOUNTS FOR APPLICABLE PERIODS.**

| Item No. | TOTAL REVENUE | beginning 10/01/16 and ending 12/31/16 | beginning 01/01/17 and ending 09/30/17 |
|---|---|---|---|
| | | Eliminate cents | |
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 627,830 (the sum of both periods) | $408,622 | $219,208 |
| 2b. Additions: | | | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | | | |
| (2) Net loss from principal transactions in securities in trading accounts. | | | |
| (3) Net loss from principal transactions in commodities in trading accounts. | | | |
| (4) Interest and dividend expense deducted in determining item 2a. | | | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | | | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | | | |
| (7) Net loss from securities in investment accounts. | | | |
| Total additions | | | |
| 2c. Deductions: | | | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | | | |
| (2) Revenues from commodity transactions. | | | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | | | |
| (4) Reimbursements for postage in connection with proxy solicitation. | | | |
| (5) Net gain from securities in investment accounts. | | | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | | | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | | | <200,000> |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | | | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. | $ ______ $ ______ | | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). | $ ______ $ ______ | | |
| Enter the greater of line (i) or (ii) | | | |
| Total deductions | | | <200,000> |
| 2d. SIPC Net Operating Revenues | | $408,622 | $19,208 |
| 2e. General Assessment at applicable rate for assessment period. | | $1,021.56 @.0025 | $28.81 @.0015 |
| 2f. Total General Assessment add both columns. | | $ 1,050.37 (to page 1, line 2.A.) | |